July 1, 2024

Junjie Zhang
Chief Executive Officer
Chagee Holdings Limited
Tower B, Hongqiao Lianhe Building
No. 99 Kaihong Road
Changning District, Shanghai
People   s Republic of China, 200051

       Re: Chagee Holdings Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 3, 2024
           CIK No. 0002013649
Dear Junjie Zhang:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
May 21, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted June 3,
2024
Prospectus Summary
Permissions Required from the PRC Authorities for Our Operations and This Offering, page 12

1. Please revise your statement that "...our PRC subsidiaries have obtained all requisite licenses, permits and registrations from the PRC government authorities for our primary business operations in China" to delete the reference to "primary" business operations, as this disclosure should cover your business operations. Also reconcile such revised disclosure with your disclosure that certain teahouses have not completed "required as built acceptance fire safety filing and fire safety inspection." Additionally, please state
 July 1, 2024
Page 2

       affirmatively whether any permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business have been denied; in this regard, we note that your current disclosure refers only to the lack of denials related to "food operation licenses granted by the Administration for Market Regulation" and
       "registration with the Department of Commerce."
Risk Factors
Risks Relating to the ADSs and This Offering, page 56

2. We note that you have removed risk factor disclosure regarding forum selection provisions in your post-offering amended and restated memorandum and articles of association and deposit agreement, but disclosure at pages 152-153 continues to indicate that your amended and restated memorandum and articles of association will contain an exclusive forum provision. If true, please restore a risk factor that describes this provision, identifies any risks or other impacts on investors, and addresses any uncertainty about enforceability.
Related Party Transactions, page 148

3. We note your response to prior comment 11 and reissue in part. Revise the cross-
       referenced "History of Securities Issuances and Repurchases" section at page 158 to identify the beneficial owners of the listed entities, so that investors better understand the nature of your relationship with these related parties. For example, we note from your revisions in response to prior comment 11 that your employees beneficially own certain of the entities identified at page 158. Additionally, identify the "company ultimately controlled by a supervisory board member of Beijing Chagee."
       Please contact Stephen Kim at 202-551-3291 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Li He